Exhibit 99.1
VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE QUARTER AND NINE MONTHS ENDED
April 28, 2007

Contact:	Kevin Begley, CFO
(973) 467-2200 - Ext. 220
Kevin.Begley@Wakefern.com

Springfield, New Jersey - June 6, 2007 - Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the third quarter ended April 28, 2007.

Net income was $4,888,000 in the third quarter of fiscal 2007, an increase of 21% from the third quarter of the prior year. Net income increased primarily due to improved sales and lower operating expenses as a percentage of sales.

Sales were $255,314,000 in the third quarter of fiscal 2007, an increase of 4.3% from the third quarter of the prior year. Same store sales also increased 4.3%. Improved sales in the recently remodeled Springfield and Bernardsville stores and the Somers Point replacement store contributed to the sales increase. In addition, the third quarter of fiscal 2007 same store sales increase benefited from comparison to a year ago period that was soft due to the nature and timing of the customer loyalty program offered in the prior year. These improvements were partially offset by reduced sales in two stores due to two competitive store openings. An additional competitive store opening occurred in early May and is expected to impact the fourth quarter of fiscal 2007.

Net income was $14,171,000 in the nine-month period of fiscal 2007, an increase of 24% from the prior year. Sales for the nine-month period of fiscal 2007 were $777,179,000, an increase of 3.0% from the prior year. Same store sales also increased 3.0%.

Net income per share amounts in the accompanying table have been adjusted for all periods to reflect a two-for-one stock split of the Class A and Class B common stock distributed on April 26, 2007. In addition, net income per share amounts are reported in the accompanying table for both Class A and Class B common stock computed utilizing the two-class method. The two-class method is an earnings allocation formula that calculates basic and diluted net income per share for each class of common stock separately based on dividends declared and participation rights in undistributed earnings. Net income per share for prior periods has been revised to reflect this change.

Village Super Market operates a chain of 23 supermarkets under the Shop Rite name in New Jersey and eastern Pennsylvania.

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: local economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; the results of union contract negotiations; competitive store openings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.

VILLAGE SUPER MARKET, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(in Thousands Except Per Share Amounts)(Unaudited)

	13 Wks. Ended	13 Wks. Ended	39 Wks. Ended	39 Wks. Ended
	Apr. 28, 2007	Apr. 29, 2006	Apr. 28, 2007	Apr. 29, 2006

Sales	$255,314	$244,873	$777,179	$754,356

Cost of sales	185,635	178,090	568,550	555,232

Gross profit	69,679	66,783	208,629	199,124

Operating and administrative expense	58,487	56,716	175,603	169,897

Depreciation and amortization expense	3,137	2,957	9,211	8,622

Operating income	8,055	7,110	23,815	20,605

Interest expense	655	776	2,036	2,370

Interest income	(1,013)	(612)	(2,612)	(1,428)

Income before income taxes	8,413	6,946	24,391	19,663

Income taxes	3,525	2,897	10,220	8,200

Net income	$4,888	$4,049	$14,171	$11,463

Net income per share:
		Revised		Revised
Class A common stock:
Basic	$.93	$.77	$2.70	$2.18
Diluted	$.75	$.63	$2.17	$1.77

Class B common stock:
Basic	$.60	$.50	$1.75	$1.42
Diluted	$.59	$.49	$1.71	$1.40

Gross profit as a % of sales	27.3%	27.3%	26.8%	26.4%

Operating and admin. expense as a % of sales	22.9%	23.2%	22.6%	22.5%